Exhibit 12.1

Colombia Goldfields Ltd.
Computation of Ratio of Earnings to Fixed Charges
	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
	(in U.S. dollars)

Earnings	--	--	--	--	--	--

Fixed Charges:
Interest incurred on short-term bridge loans	365,391	--	--	--	--	--
Total fixed charges	365,391	--	--	--	--	--
Ratio of earnings to fixed charges	--	--	--	--	--	--